Pricing Supplement dated September 13, 2019 (To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019 and the Underlying Supplement dated August 1, 2019)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144

$3,545,000 Daily Autocallable Bearish Notes Due August 18, 2021 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•                   Unlike ordinary debt securities, the Notes do not pay interest. Instead, as described below, if the Notes are not automatically called and the Final Underlier Value is less than the Initial Underlier Value, the Notes offer an unleveraged positive return based on any potential depreciation of the Underlier from the Initial Underlier Value to the Final Underlier Value. However, if the Notes are not automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value, investors will receive a return limited to the fixed Digital Payment. If the Notes are automatically called, investors will receive only the principal amount of their Notes on the Call Settlement Date, and no further amounts will be owed under the Notes. The Notes will be automatically called if, on any day during the Observation Period, the Closing Level of the Underlier is less than the Barrier Value. Investors should be willing to forgo dividend payments and, if the Notes are automatically called, be willing to receive no more than their principal amount on the Call Settlement Date.

•                   Unsecured and unsubordinated obligations of Barclays Bank PLC

•                   Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof

•                   The Notes priced on September 13, 2019 (the “Pricing Date”) and are expected to issue on or about September 18, 2019 (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset*:	The S&P 500® Index (Bloomberg ticker symbol “SPX<Index>”) (the “Underlier”)
Payment at Maturity:

If the Notes have not been automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 principal amount Note plus the Digital Payment.

If the Notes have not been automatically called and the Final Underlier Value is less than the Initial Underlier Value, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will provide a return equal to the Absolute Value Return, calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

If the Notes have not been automatically called and the Final Underlier Value is less than the Initial Underlier Value, you will receive a positive 1% return on the Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value. Under these circumstances, your return on the Notes will not exceed 25.00%.

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-2 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Digital Payment:	$20.00 per $1,000 principal amount Note.
Automatic Call Feature:

The Notes will be automatically called if, on any day during the Observation Period, the Closing Level of the Underlier is less than the Barrier Value. If the Notes are automatically called, you will receive a cash payment on the Call Settlement Date of $1,000 per $1,000 principal amount Note. No further amounts will be owed to you under the Notes.

Observation Period:

The Observation Period will consist of each scheduled trading day from but excluding the Pricing Date to and including the Final Valuation Date; provided that, if a market disruption event occurs on any scheduled trading day prior to (but not including) the Final Valuation Date, that day will be disregarded for purposes of determining whether the Notes are to be automatically called.

U.K. Bail-in Power Acknowledgment:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-2 of this pricing supplement.

Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Absolute Value Return:	The absolute value of the Underlier Return. For example, a -5% Underlier Return will result in a +5% Absolute Value Return.
Barrier Value:	2,255.54, which is 75.00% of the Initial Underlier Value (rounded to two decimal places)

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.00%	100.00%
Total	$3,545,000	$3,545,000	$0	$3,545,000

1        Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $988.60 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-12 of this pricing supplement.

2        Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes.  In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Key Terms continued from previous page)

Initial Underlier Value:	3,007.39, which is the Closing Level of the Underlier on the Pricing Date
Final Underlier Value:	The Closing Level of the Underlier on the Final Valuation Date
Closing Level*:	Closing Level has the meaning set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement.
Call Settlement Date:

The third business day after the scheduled trading day on which an automatic call has been triggered as set forth under “— Automatic Call Feature” above, provided that the Call Settlement Date with respect to an automatic call triggered on the Final Valuation Date will be the Maturity Date.

Final Valuation Date†:	August 13, 2021
Maturity Date†:	August 18, 2021
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06747NGH1 / US06747NGH17

*      If the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, the Calculation Agent may select a successor index or, if no successor index is available, will calculate the value to be used as the Closing Level of the Underlier. In addition, the Calculation Agent will calculate the value to be used as the Closing Level of the Underlier in the event of certain changes in or modifications to the Underlier. For more information, see “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

†        The Final Valuation Date may be postponed if that date is not a scheduled trading day or if a market disruption event occurs on that date as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part, and the underlying supplement dated August 1, 2019. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 1, 2019:
http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•                  Prospectus supplement dated August 1, 2019:
http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•                  Underlying supplement dated August 1, 2019:
http://www.sec.gov/Archives/edgar/data/312070/000095010319010191/dp110497_424b2-underlying.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

What Is the Total Return on the Notes upon an Automatic Call?

If the Notes are automatically called, you will receive a cash payment on the Call Settlement Date of $1,000 per $1,000 principal amount Note, for a total return on the Notes of 0.00%, and no further amounts will be owed to you under the Notes.

The Notes will be automatically called if, on any day during the Observation Period, the Closing Level of the Underlier is less than the Barrier Value. The Observation Period will consist of each scheduled trading day from but excluding the Pricing Date to and including the Final Valuation Date; provided that, if a market disruption event occurs on any scheduled trading day prior to (but not including) the Final Valuation Date, that day will be disregarded for purposes of determining whether the Notes are to be automatically called.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes, assuming that the Notes are not automatically called. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume a hypothetical Initial Underlier Value of 100.00, a hypothetical Barrier Value of 75.00 (75.00% of the hypothetical Initial Underlier Value) and the Final Underlier Values set forth below. The actual Initial Underlier Value and Barrier Value are as set forth on the cover of this pricing supplement, and the actual Final Underlier Value will be the Closing Level of the Underlier on the Final Valuation Date. The hypothetical Initial Underlier Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Underlier Value. For historical Closing Levels of the Underlier, see the historical information set forth under the section titled “The S&P 500® Index” below. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Absolute Value Return	Payment at Maturity	Total Return on Notes
200.00	100.00%	N/A	$1,020.00	2.00%
190.00	90.00%	N/A	$1,020.00	2.00%
180.00	80.00%	N/A	$1,020.00	2.00%
170.00	70.00%	N/A	$1,020.00	2.00%
160.00	60.00%	N/A	$1,020.00	2.00%
150.00	50.00%	N/A	$1,020.00	2.00%
140.00	40.00%	N/A	$1,020.00	2.00%
130.00	30.00%	N/A	$1,020.00	2.00%
120.00	20.00%	N/A	$1,020.00	2.00%
110.00	10.00%	N/A	$1,020.00	2.00%
105.00	5.00%	N/A	$1,020.00	2.00%
102.50	2.50%	N/A	$1,020.00	2.00%
100.00	0.00%	N/A	$1,020.00	2.00%
99.00	-1.00%	1.00%	$1,010.00	1.00%
98.00	-2.00%	2.00%	$1,020.00	2.00%
95.00	-5.00%	5.00%	$1,050.00	5.00%
90.00	-10.00%	10.00%	$1,100.00	10.00%
80.00	-20.00%	20.00%	$1,200.00	20.00%
75.00	-25.00%	25.00%	$1,250.00	25.00%
74.99	-25.01%	N/A	$1,000.00	0.00%
70.00	-30.00%	N/A	$1,000.00	0.00%
60.00	-40.00%	N/A	$1,000.00	0.00%
50.00	-50.00%	N/A	$1,000.00	0.00%
40.00	-60.00%	N/A	$1,000.00	0.00%
30.00	-70.00%	N/A	$1,000.00	0.00%
20.00	-80.00%	N/A	$1,000.00	0.00%
10.00	-90.00%	N/A	$1,000.00	0.00%
0.00	-100.00%	N/A	$1,000.00	0.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The Notes are not automatically called prior to the Final Valuation Date, and the value of the Underlier increases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 110.00, resulting in an Underlier Return of 10.00%.

Because the Notes are not automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value, the investor receives a payment at maturity of $1,020 per $1,000 principal amount Note, which is equal to the principal amount of $1,000 plus the Digital Payment of $20.00 per Note.

The total return on the Notes is 2.00%.

Example 2: The Notes are not automatically called prior to the Final Valuation Date, and the value of the Underlier decreases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 95.00, resulting in an Underlier Return of -5.00%.

Because the Notes are not automatically called and the Underlier Return is -5.00%, the Absolute Value Return is 5% and the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

$1,000 + ($1,000 × 5.00%) = $1,050.00

The total return on the Notes is 5.00%.

Example 3: The Notes are not automatically called prior to the Final Valuation Date, and the value of the Underlier decreases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 70.00, resulting in an Underlier Return of -30.00%.

Because the Notes are automatically called on the Final Valuation Date, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the Notes is 0.00%.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•                  You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•                  You anticipate that the Final Underlier Value will be less than the Initial Underlier Value, but that the Closing Level of the Underlier will not fall below the Barrier Value on any day during the Observation Period, and you are willing and able to accept the risk that, if the Closing Level of the Underlier does fall below the Barrier Value on any day during the Observation Period, your Notes will be automatically called and you will receive no return on your investment in the Notes.

•                  You do not anticipate that the Final Underlier Value will be greater than the Initial Underlier Value; however, if the Final Underlier Value is greater than the Initial Underlier Value, you are willing and able to accept that you will not participate in any appreciation in the value of the Underlier.  If the Notes have not been automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value, your return on the Notes will be limited to the Digital Payment.

•                  You are willing and able to accept that any return potential of the Notes is limited to 25.00% as a result of the Barrier Value of 75.00% of the Initial Underlier Value.

•                  You are willing and able to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•                  You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the securities composing the Underlier, nor will you have any voting rights with respect to the securities composing the Underlier.

•                  You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•                  You are willing and able to assume our credit risk for all payments on the Notes.

•                  You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•                  You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•                  You anticipate that the Final Underlier Value will not be less than the Initial Underlier Value or that the Closing Level of the Underlier will fall below the Barrier Value on any day during the Observation Period, and you are unwilling or unable to accept the risk that, if the Closing Level of the Underlier does fall below the Barrier Value on any day during the Observation Period, your Notes will be automatically called and you will receive no return on your investment in the Notes.

•                  You anticipate that the Final Underlier Value will be greater than the Initial Underlier Value, and/or you are unwilling or unable to accept that you will not participate in any appreciation in the value of the Underlier.  If the Notes have not been automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value, your return on the Notes will be limited to the Digital Payment.

•                  You are unwilling and unable to accept that any return potential of the Notes is limited to 25.00% as a result of the Barrier Value of 75.00% of the Initial Underlier Value.

•                  You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•                  You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the securities composing the Underlier.

•                  You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•                  You are unwilling or unable to assume our credit risk for all payments on the Notes.

•                  You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus, the prospectus supplement and the underlying supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, and based on current market conditions, in the opinion of our special tax counsel, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. The remainder of this discussion assumes that this treatment is correct. Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the Notes prior to early redemption or redemption at maturity. Although it is not entirely clear how the comparable yield should be determined when a debt instrument may be called prior to maturity, we will determine the comparable yield based upon the term to maturity of the Notes assuming no automatic call occurs. Upon a sale or exchange (including upon early redemption or redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by use regarding the actual amount that we will pay on the Notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the Payment at Maturity over the face amount of the Notes, although the Internal Revenue Service (the “IRS”) could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax (unless an income tax treaty applies) on certain “dividend equivalents” under certain “equity linked instruments.” Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury Regulations (“Qualified Indices”). In light of the fact that the Notes have a short exposure to equities, payment on the Notes to Non-U.S. Holders will not be subject to Section 871(m).

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or any of the securities composing the Underlier. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•                  You May Receive No More Than the Principal Amount of Your Notes — If the Notes are automatically called, you will receive only the principal amount of your Notes on the Call Settlement Date. Therefore, you may not receive a positive return on the Notes. Even if the Final Underlier Value is less than the Initial Underlier Value and the Notes are not automatically called, the return on the Notes may be less than the amount that would be paid on a conventional debt security of the Issuer of comparable maturity if the Underlier does not  depreciate sufficiently over the term of the Notes.

•                  Your Potential for a Positive Return on the Notes is Limited — The Absolute Value Return feature applies only if the Notes have not been automatically called and the Final Underlier Value is less than the Initial Underlier Value. Thus, any return potential of the Notes from depreciation of the Underlier is limited to 25.00% as a result of the Barrier Level of 75.00%.  If the Notes have not been automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value, the return on the Notes is limited to the Digital Payment, and you will not otherwise participate in the appreciation of the Underlier.  If the Notes are automatically called, you will not receive a return on the Notes, regardless of any appreciation or depreciation in the Final Underlier Value from the Initial Underlier Value, which may be significant.

•                  The Notes Provide Inverse Exposure to the Underlier — Unlike a hypothetical direct investment in the Underlier or the equity securities included in the Underlier, which would be positively correlated to the return of the Underlier or the equity securities included in the Underlier, the Notes provide inverse (i.e., bearish) exposure to the first 25.00% decline of the Underlier, if the Notes are not automatically called. The Notes do not provide exposure to any appreciation of the Underlier beyond the Digital Payment, which noteholders will receive in the event Notes have not been automatically called and the Final Underlier Value is greater than or equal to the Initial Underlier Value.

•                  Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•                  Reinvestment Risk — If your Notes are automatically called, the term of the Notes could be as short as one day. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are automatically called prior to the Final Valuation Date. For the avoidance of doubt, the fees and commissions described on the cover page of this pricing supplement will not be rebated if the Notes are automatically called.

•                  Contingent Repayment of Principal Applies Only at Maturity or Automatic Call — You should be willing to hold your Notes to maturity or automatic call. Although the Notes provide for the repayment of your principal at maturity or upon an automatic call, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if at that time the value of the Underlier is less than the Initial Underlier Value. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•                  Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity or automatic call.

•                  The Final Underlier Value Is Not Based on the Value of the Underlier at Any Time Other Than the Final Valuation Date — The Final Underlier Value will be based solely on the Closing Level of the Underlier on the Final Valuation Date, and the payment at maturity, if the Notes are not automatically called, will be based solely on the Final Underlier Value relative to the Initial Underlier Value. Although the value of the Underlier on the Maturity Date or at other times during the term of your Notes may be different from the Closing Level of the Underlier on the Final Valuation Date, you will not benefit from the value of the Underlier at any time other than on the Final Valuation Date. Therefore, the payment at maturity may be significantly less than it would otherwise have been had the Final Underlier Value been determined based on the Closing Levels on days other than the Final Valuation Date.

•                  Owning the Notes Is Not the Same as Owning (or Taking a Short Position in) the Securities Composing the Underlier — The return on your Notes may not reflect the return you would realize if you actually owned (or took a short position in) the securities composing the Underlier. As a holder of the Notes, you will not have voting rights, rights to receive cash dividends or any other distributions or other rights that holders of the securities composing the Underlier would have.

•                  Adjustments to the Underlier Could Adversely Affect the Value of the Notes — The sponsor of the Underlier may add, delete, substitute or adjust the securities composing the Underlier or make other methodological changes to the Underlier that could affect its performance. The Calculation Agent will calculate the value to be used as the Closing Level of the Underlier in the event of certain material changes in or modifications to the Underlier. In addition, the sponsor of the Underlier may also discontinue or suspend calculation or publication of the Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the discontinued Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the Closing Level of the Underlier. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. See “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

•                  Tax Treatment — As discussed under “Tax Considerations” and in the accompanying prospectus supplement, if you are a U.S. individual or taxable entity, you should be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

•                  Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Underlier;

o                the time to maturity of the Notes;

o                the likelihood of an automatic call being triggered;

o                the dividend rates on the securities composing the Underlier;

o                interest and yield rates in the market generally;

o                supply and demand for the Notes;

o                a variety of economic, financial, political, regulatory and judicial events; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; if the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, selecting a successor index or, if no successor index is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of the Underlier on any date of determination in the event of certain changes in or modifications to the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

The S&P 500® Index

The Underlier consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Underlier, see “Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The graph below sets forth the historical performance of the Underlier from January 2, 2014 to September 13, 2019, based on the daily Closing Levels of the Underlier. The Closing Level of the Underlier on September 13, 2019 was 3,007.39.

We obtained the Closing Levels of the Underlier from Bloomberg Professional® service, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Level of the Underlier during the term of the Notes, including on any day during the Observation Period or on the Final Valuation Date. We cannot give you assurance that the performance of the Underlier will result in a payment on the Notes in excess of the principal amount.

Historical Performance of the S&P 500® Index*

* The dotted line indicates the Barrier Value of 75.00% of the Initial Underlier Value.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken. Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 14, 2019, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 14, 2019, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 14, 2019, which has been filed as an exhibit to the report on Form 6-K referred to above.